

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2015

<u>Via E-Mail</u>
Jeremy W. Smeltser
Vice President and Chief Financial Officer
SXP Flow, Inc.
13320 Ballantyne Corporate Place
Charlotte, NC 28277

> **Re:** **SPX Flow, Inc.**
> **Registration Statement on Form 10**
> **Filed May 14, 2015**
> **File No. 001-37393**

Dear Mr. Smeltser:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Summary, page 1</u>

1. Since the tax treatment of the spin off appears to be material, please clarify whether it is a condition to the spin off that you receive an opinion of counsel that the transaction is indeed tax free to SPX and the SPX shareholders. From your current disclosure, that the form <u>and substance</u> of the opinion will be "at the board's sole discretion," and that it will be an opinion "<u>regarding</u> the qualification of the spin-off . . . as tax free," it is unclear whether you contemplate receiving an opinion that the transaction is tax free. Please revise or advise.

2. Further, your disclosure regarding tax consequences starting on page 40 does not give any information about the consequences of the transaction itself, rather it merely recites what will happen <u>if</u> the transaction is tax free and <u>if</u> the transaction is not tax free. Please revise to state the material tax consequences of <u>this</u> transaction. You may include disclosure regarding uncertainties surrounding the tax consequences.

3.   Refer to the second question and answer on page 10. Tell us when you intend to determine the treatment of SPX employees' stock options and unvested equity awards.

4.   Refer to the third bullet point on page 15. Please explain in additional detail what conclusions you expect to receive from the solvency opinion provider in order for this condition to be satisfied. In addition, provide the disclosure contemplated by Item 1015 of Regulation M-A or advise.

Cost Overruns, Inflation, Delays, page 23

5.   Quantify the portion of your revenue represented by fixed-priced contracts.

The Spin-Off, page 38

6.   Please disclose why the board determined to complete the spin-off at this time if the conditions supporting the decision have existed previously. For example, have the recent results of certain segments of SPX Corporation affected this decision?

7.   Please revise your disclosure to describe all fees and expenses associated with the separation and distribution including those fees associated with the Transition Services Agreement with SPX and identify whether SPX Corporation or Flowco will be responsible for such fees and expenses.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

8.   Revise to discuss any known trends that you reasonably expect will have a material impact on your results. In this regard, we note discussion from your quarterly earnings call transcripts dated February 12, 2015 and April 29, 2015 that you expect sales in your Power & Energy segment to decrease due to weakening sales into the midstream and that upstream oil market and that volume and pricing pressure may impact margins.

9.   Please clarify the underlying reasons for the decrease in backlog mentioned in the first paragraph on page 64. To what extent was this the result of your "selective approach to large orders" or a change in the volume of products ordered?

10.   Please explain how you have re-aligned your operational organization to focus more clearly on end markets as mentioned on page 84.

Management, page 89

11.   Please briefly describe the specific experiences, qualifications, attributes or skills that led to the conclusion that each named person should serve as a director. Please refer to Item 401(e) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 126

12.   Please ensure your disclosure is consistent. In this regard, we note that your disclosure on page 70 regarding related party notes payable as of December 31, 2014 differs from the amount disclosed on page F-49. Please reconcile. As a related matter, please ensure that the disclosure in your registration statement regarding related party transactions describes the terms of those transactions as required by Item 404(a) of Regulation S-K.

13.   We note your disclosure that Flowco will make cash distributions in connection with the spin-off and will also incur indebtedness of $600 million. Please clarify how the amount of the cash contribution will be determined, the source of the cash contribution, and the reasons for these distributions.

Description of Capital Stock, page 132

14.   Please provide the information required by Item 201(a)(2) of Regulation S-K as applicable.

Index to Combined Financial Statements

Notes to Combined Financial Statements

(10) Income Taxes, page F-34

15.   We see disclosures in this note that "The Company's U.S. operations and certain of its non-U.S. operations historically have been included in the tax returns of SPX or its subsidiaries that will not be part of the spin-off transaction. It is possible that we will make different tax accounting elections and assertions following the spin-off transaction. Therefore, the Company's tax results, as presented in the combined financial statements, may not be reflective of the results that the Company will generate in the future. In jurisdictions where the Company has been included in the tax returns filed by SPX or its subsidiaries that will not be part of the spin-off transaction, any income taxes payable resulting from the related income tax provision have been reflected in the combined balance sheets within "Parent company investment." Please provide us with additional information about how income taxes are accounted for and presented in your combined financial statements, including taxes associated with subsidiaries that will not be part of the spin-off transaction. Specifically address why you reflected such taxes in the combined balance sheets within Parent company investment and the authoritative U.S. GAAP that supports such a presentation. Finally, tell us if any pro forma adjustments related to income taxes are required to be included on pages 53 to 56 as a result of the matters you disclosed in this note.

<u>Undistributed Foreign Earnings, page F-36</u>

16.   We see disclosures in this note that "there are discrete amounts of foreign earnings (approximately $192.0) that you plan to repatriate in the future." Please tell us how you have accounted for the foreign earnings you <u>plan</u> to repatriate. Provide references in your response to the sections of FASB Topic ASC 740 or other authoritative U.S. GAAP that you considered when determining how to account for the referenced planned repatriation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult at 202-551-3618 or Jay Webb, Senior Accountant, at 202-551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Maher at 202-551-3184 or me at 202-551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Philip Richter, Esq.